                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-13279

PROSPECTUS

                              AMERICA ONLINE, INC.
                         572,221 SHARES OF COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                            ------------------------

     The 572,221 shares of Common Stock of American Online, Inc., a Delaware corporation (the "Company" or "America Online"), offered hereby are being sold by the selling stockholders identified herein (the "Selling Stockholders"). Such offers and sales may be made on one or more exchanges, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions, or by underwriters pursuant to an underwriting agreement in customary form, or in a combination of any such methods of sale. The Selling Stockholders may also sell such shares in accordance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"). The Selling Stockholders are identified and certain information with respect to them is provided under the caption "Selling Stockholders" herein, to which reference is made. The expenses of the registration of the securities offered hereby, including fees of counsel for the Company, will be paid by the Company. The following expenses will be borne by the Selling Stockholders: underwriting discounts and selling commissions, if any, and the fee of legal counsel, if any, for the Selling Stockholders. The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose shares are included herein is an "affiliate" of the Company.

     The Selling Stockholders have advised the Company that they have not engaged any person as an underwriter or selling agent for any of such shares, but they may in the future elect to do so, and they will be responsible for paying such a person or persons customary compensation for so acting. The Selling Stockholders and any broker executing selling orders on behalf of any Selling Stockholders may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the 1933 Act. The Company will not receive any of the proceeds from the sale of the securities offered hereby. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol AOL. On October 7, 1996, the closing sale price of the Common Stock, as reported by the NYSE, was $27.25 per share.

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     No person is authorized in connection with any offering made hereby to give any information or to make any representations other than as contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 8, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including America Online) that file electronically with the Commission. The address of this site is http://www.sec.gov. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this Prospectus.

     The Company has filed with the Commission in Washington, DC a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the 1933 Act with respect to the securities offered or to be offered hereby. This Prospectus does not contain all of the information included in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, filed pursuant to Section 13 or 15(d) of the 1934 Act (File Number 0-19836).

          (b) The description of the Company's capital stock which is contained in a registration statement on Form 8-A under the 1934 Act, including any amendments or reports filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this Prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Sheila A. Clark, Deputy General Counsel of the Company, 22000 AOL Way, Dulles, Virginia 20166-9323, telephone number (703) 448-8700.

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
AVAILABLE INFORMATION.............................................    2
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.................    2
RISK FACTORS......................................................    4
THE COMPANY.......................................................    9
SELLING STOCKHOLDERS..............................................   10
PLAN OF DISTRIBUTION..............................................   11
LEGALITY OF COMMON STOCK..........................................   11
EXPERTS...........................................................   11

                                  RISK FACTORS

     An investment in the shares being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby. This Prospectus contains and incorporates by reference forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (the "Form 10-K"), and under "Business" in the Form 10-K, incorporated in this Prospectus by reference. Such statements are based on current expectations that involve a number of uncertainties including those set forth in the risk factors below. Actual results could differ materially from those projected in the forward-looking statements.

COMPETITION

     The online services and Internet markets are highly competitive. The Company believes that existing competitors, which include, among others, commercial online services such as CompuServe Corporation ("CompuServe") and Prodigy Services Company ("Prodigy"), Internet-based services, including, among others, the Microsoft Network, and Internet service providers, including various national and local independent Internet service providers as well as long distance and regional telephone companies, including, among others, AT&T Corp. ("AT&T"), MCI Communications Corporation and various regional Bell operating companies, are likely to enhance their service offerings. In addition, new competitors, including Internet directory services and various media and telecommunications companies, have entered or announced plans to enter the online services and Internet markets, resulting in greater competition for the Company. Many of the direct competitors and possible future competitors referred to above have significantly greater financial, technical, marketing and personnel resources than the Company. Increased competition could require price reductions and increased spending on marketing and product development, limit the Company's opportunities to enter into and/or renew agreements with content providers and distribution partners, limit its ability to develop new products and services, limit its ability to continue to grow its subscriber bases and result in increased attrition in the Company's membership. Any of the foregoing events could have an adverse impact on revenues and result in an increase in costs as a percentage of revenues. These factors may have a material adverse effect on the Company's financial condition and operating results. In addition, in response to increased competition, the Company may adopt additional strategies designed to continue the growth in its subscriber base, such as new marketing programs and promotional offers and implementation of new pricing programs. Such strategies may result in an increase in costs as a percentage of revenue. Although the Company has established relationships with certain of its competitors, including Microsoft Corp. ("Microsoft"), Netscape Communications Corporation ("Netscape"), and AT&T, to increase its exposure and presence in the market, there can be no assurance that the Company will benefit from the relationships.

SUBSCRIBER ATTRITION RATES

     Subscriber attrition rates of the Company have been increasing. The Company recently adopted a value pricing plan directed at heavier users of the AOL service (the "Value Plan") which provides for 20 hours of online service for $19.95, and also announced efforts to improve customer service and internal infrastructure to retain customers that the Company has attracted. However, there can be no assurance that these efforts will be successful. Further, these proposed plans will lead to increased costs, and the Value Plan will lead to reduced revenues from the Company's heaviest users.

NETWORK CAPACITY AND OPERATIONS

     Due to the rapid growth in subscriber demand, the Company and its data communications access providers have experienced difficulty at certain times in providing adequate server and network capacity. As a result, members have from time to time encountered difficulty in accessing and using the America Online service. There can be no assurance that the Company will be able to expand server and network capacity at a rate sufficient to satisfy increasing subscriber demands, and the failure to do so could have a material adverse effect on the Company's business. The Company currently relies on several companies, particularly U.S. Sprint, to provide data communications access to its service. Any damage or failure that causes interruptions in U.S. Sprint's operations could have a material adverse effect on the Company's business.

     In fiscal 1995, the Company launched AOLnet, a proprietary TCP/IP network that is owned by the Company. The Company is building AOLnet in order to increase its network capacity, provide its members with more reliable, higher speed access and reduce the costs of data communication. The Company relies on U.S. Sprint and others, as well as its subsidiary, ANS CO + RE Systems, Inc. ("ANS") to build out this network. The buildout of AOLnet requires a substantial investment in telecommunications equipment, which the Company is financing primarily through leasing. Any failure on the part of U.S. Sprint or other providers could materially affect the AOLnet buildout. There can be no assurance that the Company will be successful in building out AOLnet or that demand will develop for the capacity it will provide.

     The Company's operations are dependent on its ability to protect its computer equipment and the information stored in its data centers against damage by fire, power loss, telecommunications failures, unauthorized intrusions and other events. The Company believes it has taken prudent measures to reduce the risk of interruption in its operations. However, there can be no assurance that these measures are sufficient. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on its business. While the Company carries property and business interruption insurance to cover its computer operations, the coverage may not be adequate to compensate for losses that may occur.

PRESSURES ON OPERATING MARGINS

     One of the Company's goals is to increase market share by rapidly growing its subscriber base. To achieve this goal, the Company has aggressively promoted its service offerings and has implemented pricing changes and other strategies designed to facilitate subscriber growth. The costs associated with the rapid growth in its subscriber base and investments in customer support have placed, and will continue to place, pressures on the Company's operating margins. In addition, the buildout of AOLnet is expected to place pressures on the Company's operating margins.

     As part of its marketing strategy, the Company generally provides new subscribers with up to fifteen hours of access to its online service on a trial basis at no charge and waives the first month's membership fees. The Company also recently introduced the Value Plan, which it hopes will attract additional subscribers. The Company expects that the Value Plan will result in an increased number of hours of usage relative to revenues. In a period of rapid subscriber growth, the Company incurs significant data communications charges in the first month of a subscriber's membership which do not generate corresponding service revenues. In addition, new subscribers generally require substantially more customer support than longer-standing subscribers. This results in higher labor and long-distance telephone costs to the Company as well as investments in customer support infrastructure. At the same time, the Company is building its own data communication network, AOLnet, to complement its existing network carriers. During the buildout of AOLnet, the Company will experience cost inefficiencies as it switches its members over to what it anticipates will be the lower cost AOLnet services.

     The Company may adopt additional strategies designed to continue the growth in its subscriber base, such as new marketing programs and promotional offers and implementation of new pricing programs. Such strategies may result in an increase in costs as a percentage of revenues. In addition, an acceleration in the growth of its subscriber base, changes in usage patterns among members or continuing investments in content may also increase costs as a percentage of revenues. As a result, the Company does not believe its operating margins have stabilized. There can be no assurance that the Company's operating margins will not be adversely affected in the future by such strategies or other conditions.

SEASONALITY

     In April 1996, the Company began to see the effects of seasonality in both member acquisitions and in the amount of time spent by customers using its services. The Company may have experienced the effects of

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

seasonality in previous periods, but the effects, if any, were not discernible due to the masking effect resulting from the Company's substantial growth rates in those periods. The Company expects that seasonality will have an effect in the future. Member acquisition is expected to be highest in the second and third fiscal quarters, when sales of new computers and computer software are highest due to the holiday season. Customer usage is expected to be lower in the summer months due largely to extended day light hours and competing outdoor leisure activities.

MANAGING A RAPIDLY GROWING AND CHANGING BUSINESS

     The Company continues to experience major changes in its operations resulting from rapid expansion of its business and other factors which have placed significant demands on its administrative, operational and financial resources. The Company's future performance will depend in part on its ability to manage its growth and to adapt its administrative, operational and financial control systems to the needs of the expanded entity. The failure of management to anticipate, respond to and manage changing business conditions could have a material adverse effect on the Company's business and results of operations.

ACCESS TO CONTENT PROVIDERS

     As competition in the online services market intensifies, it may become more difficult or expensive to secure and retain content and/or content providers. The Company generally pays royalties to its content providers under short-term renewable agreements. While no single content provider accounts for more than one percent of usage of the Company's America Online service, and the Company does not believe that any single content provider is material to its operations, there can be no assurance that the loss of a number of content providers or significantly increased costs to maintain certain content providers would not have a material adverse effect on the Company's business.

ACQUISITIONS

     Since the beginning of fiscal 1995, the Company has acquired or merged with BookLink Technologies, Inc., Redgate Communications Corporation, ANS, NaviSoft, Inc., Medior, Inc., Wide Area Information Servers, Inc., Global Network Navigator, Inc., Ubique, Ltd. ("Ubique"), the Johnson-Grace Company and The ImagiNation Network, Inc. ("INN"). Acquisitions which the Company makes involve risks, including successful integration and management of acquired technology, operations and personnel. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management attention from other ongoing business concerns. In addition, acquisitions may result in significant charges for in-process research and development or other matters. Any of these factors could have a material adverse effect on the Company's business or financial condition.

NEW BUSINESSES AND INTERNATIONAL VENTURES

     The Company pursues new products and services to diversify its sources of revenue and leverage its technological and other competencies. There can be no assurance that the Company will be able to successfully develop, or achieve commercial acceptance for, these new products and services.

     Through its division America Online Enterprises, the Company has begun to offer tools and services to enterprises seeking private networks and to use the America Online service and the Internet as a medium for communications and commerce. The market for products and services for commercial use of online services and the Internet has only recently begun to develop, is rapidly evolving, and is characterized by an increasing number of competitors. Demand for and market acceptance of new products and services are subject to a high degree of uncertainty. Moreover, critical issues concerning commercial activities via the Internet, including security, reliability, cost, ease of use and access, remain unresolved and may adversely impact the growth and development of the enterprise market.

     The Company has begun to offer online services internationally in Canada and, through a joint venture with Bertelsmann AG, in Germany, the United Kingdom, and France, and recently entered into a joint venture with Mitsui & Co. and Nihon Keizai Shimbun Inc. to offer online services in Japan. There can be no

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

assurance that the Company or its partners will be able to successfully market, sell and deliver its services in these markets. In addition, there are certain significant risks inherent in doing business on an international level, such as laws governing content that differ greatly from those in the U.S., unexpected changes in regulatory requirements, political risks, export restrictions, export controls relating to encryption technology, tariffs and other trade barriers, fluctuations in currency exchange rates, issues regarding intellectual property and potentially adverse tax consequences, any or all of which could impact the Company's international operations.

CHANGING TECHNOLOGIES

     As online services evolve, the Company will be required to offer technological advances such as improved data compression and delivery of voice and full-motion video. Currently, online services are accessed primarily by personal computers via modem. As online services become accessible by screen-based telephones, television or other consumer electronic devices, and become commercially deliverable over other wired conduits such as coaxial and fiber optic cable, the Company may have to develop new technology or modify its existing technology to keep pace with these developments. Pursuit of these technological advances will require substantial expenditures, and there can be no assurance that the Company will succeed in adapting its online service business to alternate access devices and conduits.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     In the United States, the Company is not currently subject to direct regulation other than federal and state regulation applicable to businesses generally. However, changes in the regulatory environment relating to the telecommunications and media industry could have an adverse effect on the Company's business. A portion of the recently enacted Communications Decency Act of 1996 (the "Decency Act") generally makes it illegal for persons to knowingly use an interactive computer service to send or display "indecent" communications to minors or to knowingly and intentionally permit a telecommunications facility controlled by such person to be used for such purposes, subject to certain express defenses. The Decency Act has been challenged in federal court on constitutional grounds, but the Company cannot predict whether the Decency Act will be upheld or if it will be interpreted in such a manner as would result in a material liability being imposed on the Company. Other laws make it illegal to traffic by computer in obscene or child pornographic materials. Although the Company does not believe that its activities violate these laws, it cannot predict how a court would interpret these laws and what duties might be imposed on the Company. Other legislative proposals from international, federal, and state government bodies in the areas of content regulation, intellectual property, privacy rights and state tax issues could impose additional regulations and obligations upon all online and Internet service providers. The Company cannot predict the likelihood that any such legislation will pass, nor the financial impact, if any, the resulting regulation may have.

     Moreover, the applicability to online service and Internet access providers of existing laws governing issues such as intellectual property ownership, libel and personal privacy is uncertain. Recent events relating to the use of online services for illegal activities has increased public focus and could lead to increased pressure on legislatures to impose regulations on online service providers such as the Company. The law relating to the liability of online service companies and Internet access providers for information carried on or disseminated through their systems is currently unsettled and has been the subject of several recent private lawsuits. If similar actions were to be initiated against the Company, costs incurred as a result of such actions could have a material adverse effect on the Company's business.

RELIANCE ON KEY PERSONNEL

     The Company's success depends in part upon the performance of its executive officers and other key employees. The loss of the services of one or more of its key personnel could have a material adverse effect on the Company. The Company depends on its continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

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

VOLATILITY OF SHARE PRICE

     The market price of the Company's Common Stock has a history of volatility. Factors such as quarterly variations in financial results and membership growth and usage, new pricing strategies, the announcement of technological innovations, mergers, acquisitions, strategic partnerships or new product offerings by the Company or its competitors, the entrance of new competitors into the online services market and changes in content providers may have a significant impact on the market price of the Common Stock. Moreover, the Common Stock could experience price volatility based on market conditions. In particular, a substantial short interest exists in the Company's Common Stock which may tend to exacerbate volatility.

LITIGATION

     The Company is a party to various litigations, investigations and proceedings from time to time. The costs and other effects of litigation, governmental investigations, legal and administrative cases and proceedings (whether civil, such as environmental and product-related, or criminal), settlements and investigations, claims and changes in those matters, and developments or assertions by or against the Company relating to intellectual property rights and intellectual property licenses could have a material adverse effect on the Company in the future.

FUTURE SALES OF COMMON STOCK

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices of the Common Stock. Within 30 days of the date hereof, holders of approximately 7,805,000 shares of America Online Common Stock (outstanding or issuable upon exercise of certain rights) have rights to require registration of their shares for resale. In addition, pursuant to a stock purchase agreement, on or before February 15, 1997, the Company is obligated to either pay in cash an amount estimated to be $15 million or issue and register the resale of shares of the Company's Common Stock with an estimated aggregate value of between $14.7 million and $14.8 million, at the Company's discretion. Additional shares are subject to registration statements on Form S-8 in connection with the Company's stock option plans. The sales of any of the foregoing shares could have a material adverse effect on the then-prevailing market price of Common Stock.

ANTI-TAKEOVER DEFENSE PROVISIONS

     The Company's Restated Certificate of Incorporation and Restated By-laws contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of its Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company has a stockholder rights plan pursuant to which holders of Common Stock are entitled to one preferred share purchase right for each outstanding share of Common Stock they hold, exercisable under certain defined circumstances involving a potential change of control. The foregoing provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock.

                                  THE COMPANY

     America Online, Inc., including its subsidiaries ("America Online" or the "Company"), is the global leader in the interactive services market, with nearly $1.1 billion in revenue during fiscal 1996, and has led the development of a new interactive medium. The Company has the largest subscriber base of any online service provider, serving approximately 6.2 million members worldwide as of June 30, 1996, more than double the number of subscribers at the end of fiscal 1995. The Company generates revenues principally through membership and usage fees, as well as increasingly from advertising and merchandise sales, transaction fees, royalties and the provision of network and production services to enterprises.

     The Company's mission is to lead the development of a new interactive medium that transcends traditional boundaries between people and places to create a new kind of interactive global community that holds the potential to change the way people obtain information, communicate with one another, buy products and services, and learn. To accomplish this mission, the Company's strategy is to continue investment in the growth of its subscriber base, pursue related business opportunities and alternative revenue models, provide a full range of interactive services and maintain technological flexibility.

     Through its flagship AOL service, the Company offers its members a broad range of features including e-mail, online conferences, entertainment, software, computing support, an extensive "newsstand" of electronic magazines and newspapers, seamless access to the Internet, a broad array of original programming and informative content. The Company focuses on maximizing the interactive nature of its service by encouraging members to share information and ideas and provides numerous tools for members to customize the AOL service to best suit their individual needs.

     Over the past fiscal year, America Online has expanded its range of products and services. Through strategic alliances with partners and competitors, America Online is seeking to leverage resources to reach new markets and improve products and services. The Company began offering its online services in Europe and Canada, and will soon offer them in Japan. In the fall of 1995, the Company introduced GNN, a stand-alone Internet access service. The Company has launched Digital City, a local content and community programmer, and formed AOL Enterprise, a unit designed to develop and market interactive services for businesses. The Company has vastly increased the scope of AOLnet, its proprietary data communication network, building the network during fiscal 1996 from 20,000 modems to 140,000 modems, resulting in increased network capacity, higher speed access, and reduced data communication costs. The portfolio of AOL networks has expanded to reach approximately 810 cities worldwide with over 1400 local telephone numbers.

     The Company has continued its investment in the development of engaging content, through its own initiatives for original content, the creation of original interactive content by entrepreneurs, and the provision of authoring and production tools and services to assist individuals and businesses in developing content for the AOL service and the Internet. AOL Productions, a wholly-owned subsidiary, is a full featured multimedia production studio that can handle all aspects of interactive content and design for the Company, its advertisers and its media partners.

     America Online was incorporated in Delaware on May 24, 1985. The Company's principal executive offices are located at 22000 AOL Way, Dulles, Virginia 20166-9323. Its telephone number at that address is (703) 448-8700. Its Internet address is AOL IR@aol.com, and its America Online address is AOL IR.

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


                              SELLING STOCKHOLDERS


     The table below sets forth certain information regarding the beneficial ownership of Common Stock, as of September 25, 1996, by certain stockholders of the Company who are offering shares of Common Stock pursuant to this Prospectus, both before and after giving effect to this offering.

                                                  SHARES                                   SHARES
                                               BENEFICIALLY                             BENEFICIALLY
                                              OWNED PRIOR TO                             OWNED AFTER
                                            THE OFFERING(1)(2)      SHARES TO BE     THE OFFERING(1)(2)
                                            -------------------     SOLD IN THE      -------------------
SELLING SHAREHOLDERS                         NUMBER      PERCENT       OFFERING       NUMBER      PERCENT
--------------------                         -------     -------     ------------     -------     -------
Ehud Shapiro(3)...........................  263,314        *           171,446        91,868        *
O'Reilly & Associates, Inc................   78,650        *            78,650            --       --
William J. Razzouk(4).....................   65,000        *            65,000            --       --
Euro-America-I L.P........................   45,974        *            45,974            --       --
Manakin Investments B.V...................   43,392        *            43,392            --       --
Dale Dougherty............................   40,982        *            40,982            --       --
Yeda Research and Development Co. Ltd.....   31,696        *            31,696            --       --
Timothy F. O'Reilly &.....................   30,982        *            30,982            --       --
  Christina F. O'Reilly Trust
Irving S. Reed............................   50,453        *            15,000        35,453        *
Jose Marcelino Camarena Bolanos...........   13,304        *            11,973         1,331        *
Juan Ricardo Perez Escamilla Costas.......   11,866        *            10,679         1,187        *
Sidney Wise...............................    7,191        *             6,471           720        *
Robert Zeckhauser.........................    6,113        *             5,501           612        *
Dalbert L. Brandon........................   15,847        *             4,000        11,847        *
Octavio Camarena Villasenor...............    3,595        *             3,235           360        *
Fabio Aversa..............................      864        *               864            --       --
Andrew Anker..............................      864        *               864            --       --
Shimon Shapiro............................      862        *               862            --       --
Dan Tolkowsky.............................      862        *               862            --       --
Avi Fischer(5)............................      786        *               786            --       --
Jacques Vallee, Ph.D......................      786        *               786            --       --
Mark A. Graves............................      648        *               648            --       --
Gideon Tolkowsky..........................      646        *               646            --       --
Peter Avildsen............................      264        *               264            --       --
WS Investment Co. 95A.....................      220        *               220            --       --
Yadin Kaufmann............................      214        *               214            --       --
Stephen N. Livingston.....................   48,508        *               200        48,308        *
Allen L. Morgan...........................       24        *                24            --       --

---------------
 * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Unless otherwise noted, the persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to the information contained in the footnotes to this table. Assumes that each Selling Shareholder will sell all of the shares of Common Stock offered by him hereunder. See "Plan of Distribution."

(2) Based on 93,857,943 shares of Common Stock outstanding on September 25,
    1996.

(3) Includes 13,262 shares held by Mr. Shapiro as nominee for Yozma Venture Capital Ltd. which are being registered hereby. Mr. Shapiro is an employee of the Company, and he is the President and a Director of Ubique Ltd., a wholly owned subsidiary of the Company ("Ubique").

(4) Does not include 100,000 shares issuable upon exercise of options held by Mr. Razzouk that are exercisable within 60 days. Mr. Razzouk's shares are owned jointly with his wife. Until June 21, 1996, Mr. Razzouk was the President and Chief Operating Officer and a Director of the Company.

(5) Mr. Fischer is a partner in the law firm of I. Fischer & Co., which serves as legal counsel to Ubique.


                              PLAN OF DISTRIBUTION

     The 572,221 shares of Common Stock of the Company offered hereby (the "Shares") may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time on one or more exchanges, including the NYSE, or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(e) privately negotiated transactions; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the 1933 Act.

     The Company is required under the terms of agreements with the Selling Stockholders to maintain the effectiveness of the registration of the Shares being offered hereunder until the earlier of the date upon which the registration of the Shares has been effective for thirty days or the date upon which all of the Shares offered hereby have been sold.

     The Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the Selling Stockholders will sell any or all of the Shares of Common Stock offered hereunder.

     All proceeds from any such sales will be the property of the Selling Stockholders who will bear the expense of underwriting discounts and selling commissions, if any, and their own legal fees.

                            LEGALITY OF COMMON STOCK

     The validity of the issuance of the Shares of Common Stock offered hereby is being passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts ("Mintz Levin"). A member of Mintz Levin owns 200 shares, and options to purchase 61,000 shares (30,500 of which are held for the account of Mintz Levin), of Common Stock. In addition, Kenneth J. Novack, a member of Mintz Levin, is the Acting General Counsel of the Registrant.

                                    EXPERTS

     The consolidated financial statements of America Online, Inc., appearing in its Annual Report (Form 10-K), as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                       11